CONSENT OF EXPERT

To:	United States Securities and Exchange Commission

Re:	Great Panther Mining Limited (the "Corporation")
Prospectus Supplement dated May 14, 2020

I, Fernando Cornejo, M. Eng., P. Eng., hereby consent to being named in the Corporation's prospectus supplement dated May 14, 2020 (the "Prospectus Supplement") and have approved certain of the scientific and technical information contained in the Corporation's management's discussion and analysis for the three months ended March 31, 2020 dated May 7, 2020 incorporated by reference therein, as detailed under the "Interests of Experts" section of the Prospectus Supplement.

I also consent to the filing of this consent under cover of Form 6-K with the United States Securities and Exchange Commission (the "SEC") and of the incorporation by reference of this consent into the Corporation's Registration Statement on Form F-10 (File No. 333-231830), as amended, filed with the SEC.

Dated this 14th day of May, 2020

/s/ Fernando Cornejo
Fernando Cornejo
M. Eng., P. Eng.